November 9, 2006

Ms. Tracey McKoy,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            450 Fifth Street, N.W.,

                Washington, D.C. 20549-0404.

                Re: Tenaris S.A.

                        Form 20-F for the Fiscal Year Ended December 31, 2005

                        Filed June 30, 2006

                        File No. 1-31518

Dear Ms. McKoy:

On behalf of Tenaris S.A. (“Tenaris” or the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of September 12, 2006, to Mr. Carlos Condorelli, the Company’s Chief Financial Officer.

All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	You disclose on page 8 that you normally warrant the oilfield products and specialty tubing products you sell or distribute in accordance with customer specifications. Please tell us, based on your past experiences, whether it is probable that there will be some claims under your warranties. If so, please tell us the amount of your provision and the line item that you have recorded your provision on the balance sheet.

Additionally, please tell us what consideration you gave to the disclosure requirements of paragraphs 84 and 85 of IAS 37 and

Ms. Tracey McKoy

Securities and Exchange Commission

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paragraph 14 of FIN 45. Alternatively, if you have determined that your exposure to losses related to product warranties is immaterial, please provide us your SAB 99 materiality assessment supporting your conclusion.

R:	While the Company normally warrants the oilfield and specialty tubing products it sells, it believes, based on its past experience, that it is not probable that there will be any claims under such warranties. As a result, no provision is recorded in the financial statements in connection with potential warranty claims at the time of the sale.

The Company, however, records a provision in its financial statements for any claim under the warranties if the following conditions are met: (i) the Company receives notice of a claim; (ii) it is probable that an outflow will be required to settle such claim and (iii) the amount of the outflow can be reasonably estimated. This is the “Sales risks” provision included within “Current allowances and provisions” (see note 24 (ii) on page F-42). In the past, the Company was not required to make any significant payments in connection with warranty claims.

The Company believes that the information provided in notes II.Q Accounting Policies –Provisions and other liabilities– on page F-17 and 24(ii) Current allowances and provisions –Liabilities– on page F-42 complies with all applicable disclosure requirements under both IFRS and US GAAP. Complementarily, as the Company does not record any provision in its financial statements in connection with potential warranty claims at the time of the sale, it believes that the disclosure requirements of paragraph 84 and 85 of IAS 37 and paragraph 14 of FIN 45 are not applicable.

If any significant warranty claim were to arise in the future, the Company intends to include specific disclosure in its filings for such claim, as it did in the past in connection with the BHP proceedings (see page 76).

2.

We note from your disclosure on page 10 that your revenues are primarily U.S. dollar-denominated. We further note that your pig iron purchases are usually denominated in U.S. dollars, as disclosed on page 39. Please tell us your consideration of paragraphs 12-16 of SFAS 133 and paragraphs 11 and AG33(d) of IAS 39 in determining whether your sales and purchase contracts contain embedded foreign currency derivatives, as we note that the functional currency of the majority of your subsidiaries is other than the U.S. dollar. Alternatively, if you have determined that these derivative

Ms. Tracey McKoy

Securities and Exchange Commission

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instruments are immaterial to your results of operations and cash flows, please provide us your SAB 99 analysis of materiality.

R:	In connection with the Company’s U.S. dollar denominated sales (those invoiced and/or settled in U.S. dollars), the Company informs the Staff as follows:

The most significant portion of the Company’s U.S. dollar-denominated sales is made by subsidiaries that have the U.S. dollar as functional currency (Tenaris’s commercial network and Siderca).

Other of the Company’s U.S. dollar-denominated sales are made by subsidiaries with a functional currency different from the U.S. dollar. The reason why the Company does not consider there is an embedded derivative included in them is because the U.S. dollar is the currency in which the price of the steel tubes is routinely denominated in commercial transactions around the world.

Therefore, the Company believes that it does not have derivative contracts because the conditions set forth in paragraphs 15(a) or (b) of SFAS 133 and AG33(d) (i) or (ii) of IAS 39 are met.

With respect to U.S. dollar denominated purchases, the Company believes that those purchases of pig iron where the functional currency of the purchasing subsidiary is different than the U.S. dollar, are not subject to bifurcation because the U.S. dollar is the currency in which the price of the pig iron is routinely denominated in international commerce (IAS 39 AG33 (d) (ii)). Accordingly, any embedded foreign currency derivatives should not be separated from the host contract.

Contractual Obligations, page 63,

3.	In future filings, please revise your table of contractual obligations as follows:

•	To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Ms. Tracey McKoy

Securities and Exchange Commission

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•	If material, to the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps and collars, please disclose estimates of the amounts you will be obligated to pay.

•	If material, to the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

•	If material, please disclose future obligations relating to your operating leases.

R:	The Company will revise the table of contractual obligations in future filings and will make the disclosure and presentation changes suggested by the Staff, to the extent material or applicable.

Controls and Procedures, page 98

4.	Your disclosure states “there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all material information otherwise required to be set forth in our periodic reports.” In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at.<http://www.sec.gov/rules/final/33-8238.htm>

R:

In future filings the Company will revise its disclosure to state clearly, if true, that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer have concluded that its disclosure

Ms. Tracey McKoy

Securities and Exchange Commission

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controls and procedures are effective at that reasonable assurance level.

Consolidated Income Statements, page F-3

5.	Please tell us what consideration you gave to paragraph 81(b) of IAS 1, as we note that you present a net amount of financial income (expense) on the face of your income statement rather than a gross amount.

R:	The Company informs the Staff that the information required to be provided by paragraph 81(b) of IAS 1 on the face of the Company’s consolidated income statement is included in Note 6 to the Consolidated Financial Statements as of, and for the year ended, December 31, 2005, which includes a comprehensive description of the main components of both financial income and financial costs. The consolidated income statement for the year ended December 31, 2005 includes a cross reference to such Note 6.

The Company believes that including a cross reference to a footnote disclosing the information required by IAS 1.81(b) provides for the required level of disclosure.

Accounting Policies — (D)(l) Functional currency, page F-11

6.	We note the functional currency for your Argentine operations is the U.S. dollar. We further note that you produce approximately one-quarter of your seamless pipes in Argentina. Please tell us your consideration of the factors set forth in paragraphs 9-11 of IAS 21 and in Appendix A of SFAS 52 in concluding that the U.S. dollar is the functional currency for your Argentine operations.

R:	The Company believes that there are strong indicators supporting the U.S. dollar as the functional currency of its Argentine operations:

•	Siderca, the Company’s main subsidiary in Argentina, sold less than 22% of its production in Argentina in 2005 and exported the remainder to various different countries around the globe. The Company believes that this fact indicates the relevance to Siderca of its export market, which is the one that best reflects its economic environment.

•	The most significant part of Siderca’s exports are denominated and settled in U.S. dollars.

Ms. Tracey McKoy

Securities and Exchange Commission

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•	Most local sales in Argentina are also denominated and settled in U.S. dollars.

•	Raw materials and investments in fixed assets allocated to the cost of products through depreciation are U.S. dollar denominated, while the remaining costs (principally comprised of payroll and related costs), are denominated in local currency.

•	Most of Siderca’s financing is denominated in U.S. dollars.

In addition, the Company respectfully directs the Staff’s attention to Response No.11 in its letter dated October 29, 2002, which addresses a similar comment by the Staff. (A copy of the relevant portion of that letter is attached for the Staff’s convenience as Annex A).

Accounting Policies — (E) Property, plant and equipment, page F-11.

7.	We note that you depreciate the cost of each asset over its estimated useful life. However, it is unclear whether you depreciate, in its entirety, each item of property, plant and equipment or whether you depreciate each part of an item of property, plant and equipment separately. As such, please tell us your consideration of paragraph 43-47 of IAS 16.

R:	The Company advises the Staff that its current policy is to depreciate each significant part of an item of property, plant or equipment that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant or equipment.

The Company understands that its current policy is in compliance with paragraphs 43-47 of IAS 16.

The Company advises the Staff that it will revise its depreciation accounting policy in future filings to clarify that the Company applies the “component approach” as defined in IAS 16 where appropriate.

Accounting Policies — (U) Inventories, page F-14

8.	Please help us understand the following regarding your inventory accounting policy:

Ms. Tracey McKoy

Securities and Exchange Commission

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•	We note that you estimate net realizable value collectively for inventories. Please tell us your consideration of paragraph 29 of IAS 2, which states that “Inventories are usually written down to net realizable value item by item.”

•	You state that for purposes of determining net realizable value, you establish an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. Please tell us why you do not include raw materials and goods in process in your consideration of whether an allowance for obsolete or slow-moving inventory should be established.

R:	The Company advises the Staff that, following the guidance of IAS 2, paragraph 29, it estimates the net realizable value of inventories by grouping, where applicable, similar or related items. The Company will revise its accounting policy statement in future filings to clarify its inventory valuation policy.

Specifically, for slow moving inventory the Company established an allowance to adjust them to its estimated net realizable value. The Company supplementally advises the Staff that its raw materials and goods in process are not subject to obsolescence due to the characteristics of its production process and its inventory turnover. Generally the Company does not establish an allowance for obsolete or slow-moving inventory for raw materials and goods in process because there is a low risk of obsolescence in these categories of inventory. Notwithstanding the foregoing, when the Company becomes aware of any specific indicator of potential obsolescence, it calculates the estimated net realizable value for the specific raw material and goods in process items affected by such potential obsolescence and, if such net realizable value is below the cost of such items, it writes them down to such value. At December 31, 2005, $ 16 million out of a total provision of $ 86 million related to raw material and goods in process.

Accounting Policies — (R) Revenue Recognition, page F-17

9.	We note that you define delivery as the transfer of risk provision of sales contracts and may include delivery to a customer’s storage facility located at one of your subsidiaries. Pursuant to SAB 104, please tell us how you determined it was appropriate for you to recognize revenue upon transfer of your products to a storage facility located at one of your subsidiaries.

Ms. Tracey McKoy

Securities and Exchange Commission

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R:	The Company advises the Staff that, for purposes of recognizing revenue upon transfer of its products to a storage facility located at one of its subsidiaries, it assesses the criteria set forth in SAB 104) and recognizes revenue where it concludes that these transactions meet each of the requirements set forth therein for revenue recognition, as follows:

•	the risk of ownership has passed to the buyer;

•	the buyer has a fixed commitment to purchase the goods;

•	the buyer has agreed for the products to be invoiced;

•	the seller has not retained any specific obligation;

•	the goods have been segregated from inventory; and

•	the goods are complete and ready in accordance with customer specifications.

Accounting Policies — (S) Cost of sales and sales expenses, page F-17

10.	You disclose that you include shipping and handling costs in selling, general and administrative expenses, but you did not disclose the amounts of these costs. In future filings, if material, please do so. See paragraph 6 of EITF 00-10. If you have determined that these costs are not material, please provide us with your SAB 99 analysis supporting your conclusion.

R:	The Company advises the Staff that it will disclose the amounts of shipping and handling costs included within commissions, freights and other selling expenses, if material, in future filings.

In addition, the Company respectfully directs the Staff’s attention to Note 3 on page F-24, where it has disclosed its commissions, freights and other selling expenses.

Note 1 — Segment information. page F-22

11.

We note your disclosures of gross profit by segment, which we assume you disclose pursuant to paragraph 52 of IAS 14. Please tell us your consideration of the definition of “segment result” and “segment expense” in paragraph 16 of IAS. In particular, we note that “segment expense” includes all expense “resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can he allocated on a reasonable basis to the segment.” However, we note that your segment result disclosure of gross profit only deducts expenses

Ms. Tracey McKoy

Securities and Exchange Commission

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related to costs of sales, but not other operating expenses. Please advise.

R:	The Company advises the Staff that for purposes of calculating its “segment results”, as required by IAS 14 paragraph 16, it considers only gross profits, but not any other operating expenses. The Company advises the Staff that the current disclosure approach has its primary focus on the way management views operating data. In addition, the Company advises the Staff that allocation of other operating expenses (as, for instance, Administration and Finance, Global Planning, Human Resources, Procurement, Supply Chain and Scheduling department expenses) directly to the different segments would require a significant degree of judgment.

Note 8 — Income tax, page F-26

12.	Please tell us what consideration you gave to disclosing the information required by paragraphs 80, 81(a), 81(d), 81(e), and 81(f) of IAS 12.

R:	The Company believes that notes 8 (“Income Tax”) and 21 (“Deferred Income Tax”) to its consolidated financial statements provide the information required under paragraphs 80 and 81 of IAS 12. Information related to: (i) current or deferred tax related to items that are charged or credited to equity; (ii) unrecognized deferred tax assets; or (iii) deferred tax liabilities not recognized for temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures was not included in these footnotes either because it was not applicable or because it was not material.

Furthermore, the Company advises the Staff that it has included information relating to changes in applicable tax rates, as required by IAS 12, where applicable. For example, the Company respectfully directs the Staff’s attention to note 8, on page F-26, which included a specific line item of $25,886 in 2004 corresponding to changes in tax rates in Mexico.

13.	Regarding your previously unrecognized deferred tax assets, please disclose, in future filings, the reasons these deferred tax assets have not been recognized and the specific factors that resulted in material utilization of these previously unrecognized amounts.

Ms. Tracey McKoy

Securities and Exchange Commission

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R:	The Company advises the Staff that no such disclosure was included in its financial statements because the amounts involved were not material.

If applicable, the Company will disclose in future filings the reasons why deferred tax assets have not been recognized and the specific factors that resulted in material utilization of these previously unrecognized amounts.

14.	Please tell us whether you have recognized a deferred tax liability associated with your investment in Ternium, pursuant to paragraph 39 of IAS 12. If not, please tell us why not.

R:	The Company advises the Staff that it has not recognized a deferred tax liability associated with its investment in Ternium pursuant to paragraph 39 of IAS 12. The Company’s investment in Ternium is held directly by Tenaris, and Tenaris is a Luxembourg holding company subject to the preferential treatment of Law of 31 July 1929; accordingly, it is tax exempt in Luxembourg.

15.	We note your disclosure on page 9 that you will be subject to certain business taxes on earnings and payments from 2011. Please tell us what effect this tax rate change had on your deferred taxes, given that you measure deferred tax assets and liabilities at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to settle.

R:	The Company respectfully directs the Staff’s attention to Item 10. E “Taxation – Holding Company Status”, where it provides a description of changes in Luxembourg law relating to 1929 holding companies.

The Company advises the Staff that most of its dividend income derives from participations in non-resident companies that are subject to income taxes comparable to the corporate income tax applied in Luxembourg. Accordingly, the Company’s deferred tax calculation was not affected as a result of this change, as it does not have a reasonable basis to determine at this time what portion of its subsidiaries’ retained earnings, if any, will be paid upon effectiveness of the change in the tax regulations in 2011. In addition, dividends paid by the Company’s subsidiaries, if any, before the change in the tax regulations are not subject to tax in Luxembourg.

Ms. Tracey McKoy

Securities and Exchange Commission

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Note 11 — Intangible assets, net, page F-29

16.	Please tell us your consideration with respect to disclosing the information required by paragraphs 134(c), 134(d), 134(e), 134(f), and 135 of IAS 36.

R:	The Company advises the Staff that the information required by paragraph 134 (c) of IAS 36 is included in footnote 11 to its consolidated financial statements.

Furthermore, the Company advises the Staff that the disclosure required by paragraphs 134 (e) and 135 is not applicable to Tenaris, as the Company did not use the “fair value less costs to sell” methodology nor does it have any goodwill or intangible assets with indefinite useful lives allocated across multiple cash-generating units (or CGUs). As of December 31, 2005 and 2004, $93 million in goodwill out of $113 million corresponded to Siderca, the Company’s main CGU in South America, as disclosed on page F-30. Information required by paragraphs 134 (d) and 134 (f) of IAS 36 was not disclosed in the consolidated financial statements because the Company considered the risk of impairment of these assets to be low in light of its high level of profitability in prior periods.

Note 12 — Investments in associated companies, page F-30

17.	In future filings, please disclose current and non-current assets and liabilities, minority interest, and gross profit relating to your associated companies, pursuant to Rule 4-08(g) of Regulation S-X.

R:	The Company advises the Staff that in future filings it will disclose current and non-current assets and liabilities, minority interest, and gross profit relating to its associated companies, pursuant to Rule 4-08(g) of Regulation S-X.

Note 24— Current allowances and provisions, page F-4l

18.	We note that you disclose additions and reversals of allowances and provisions in the same line, as opposed to separately, Please tell us your consideration of the disclosures required by paragraphs 84(h) and 84(d) of IAS 37 and paragraphs 36(e) and 36(f) of IAS 2.

R:	The Company advises the Staff that it has included additions and reversals of allowances and provisions in the same line, as

Ms. Tracey McKoy

Securities and Exchange Commission

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opposed to separately, because the Company calculates the total amount of allowances and provisions at period-end and any reversal that the Company determines to be material is disclosed separately.

The Company supplementally advises the Staff that if and when a significant event that affects these estimates occurs, it will provide separate disclosure in the notes to the consolidated financial statements, as it did in the past with respect to the BHP litigation and arbitration proceeding against Fintecna detailed in note 26(i) to the Company’s consolidated financial statements (see page F-44).

Note 26 — Contingencies, commitments and restrictions on the distribution of profits, page F-44

19.	Dalmine is currently subject to twelve civil proceedings relating to the use of asbestos. In addition, another 22 asbestos-related out-of-court claims have been forwarded to Dalmine. You estimate that the potential liability in connection with the claims that have not yet settled or covered by insurance is approximately $12.4 million. Based on your disclosure it appears that you have netted potential recoveries from your insurance against your loss contingencies. If so, please tell us how you determined to be in compliance with the disclosure requirements of paragraph 53 of IAS 37 and FIN 39 under US GAAP. Specifically, loss contingencies are to be recognized on a gross basis and not netted against gain contingencies. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. In that regard, please tell us the amount of the loss contingency associated with your asbestos litigation, separately from the amount of any recovery from your insurance.

In addition, please confirm that you will record loss contingencies separately from the insurance receivable in future filings for all periods presented. In addition, please revise your disclosures in future filings to discuss the following related to your asbestos loss contingencies, separately from your insurance recoveries:

–	Nature of the personal injury or property damages alleged;
–	The amount accrued (after you separately evaluate the loss contingency from the insurance recovery for accounting purposes, as discussed above);
–	The range of reasonably possible additional loss;

Ms. Tracey McKoy

Securities and Exchange Commission

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-	Circumstances affecting the reliability and precision of loss estimates;

-	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency

-	The extent losses are recoverable from third parties;

-	The timing of payments of accrued and unrecognized amounts;

-	The material components of the accruals and significant assumptions underlying estimates;

-	The total claims pending at each balance sheet date,

-	The number of claims filed for each period presented;

-	The number of claims dismissed;

-	The number of claims settled;

-	The number of claims otherwise resolved;

-	The average costs per settled claim;

-	The total damages alleged at each balance sheet date (Reg. S-K, Item 103).

-	The aggregate settlement costs to date;

-	The aggregate costs of administering and litigating the claims.

In your response, please show us what your revised disclosures will look like in future filings. Alternatively, if you have determined that your asbestos-related loss contingencies on a gross basis are immaterial for accounting and disclosure purposes, please provide us with you SAB 99 analysis of materiality. This materiality analysis should also consider the materiality of the range of reasonably possible additional loss and the impact that any change in the accrual could have on segment earnings:

R:	The Company advises the Staff that the amounts expected to be received from insurers in connection with Dalmine’s asbestos litigation have been netted against the estimated loss contingency included in the consolidated financial statements because the amounts involved were not material (the gross amount of the loss contingencies associated with Dalmine’s asbestos litigation was $13.3 million, while the expected amount to be recovered from Dalmine’s insurance coverage was $0.9 million).

This notwithstanding, the Company advises the Staff that in future filings it will disclose loss contingencies separately from any insurance recoveries for all periods presented.

Please find below the revised disclosure language proposed to be included in future filings, if the information is material and/or determinable (amounts and date have been intentionally left blank):

Ms. Tracey McKoy

Securities and Exchange Commission

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“Dalmine is currently subject to civil proceedings for work-related injuries (mesothelioma and lung cancer) arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another asbestos related out-of-court claims related to mesothelioma and lung cancer have been forwarded to Dalmine.

As of December 31, 200 , the total claims pending against Dalmine were (of which, are covered by insurance); during 200 , new claims were filed, claims were dismissed and claims were settled (at an average cost of $ ). Aggregate settlement costs to date are $ . Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately EUR million ($ million). Our accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.”

Note 28 — Business combinations and other acquisition, page F-48

20.	Please help us understand the following regarding your accounting for Amazonia, Ylopa, and Ternium:

•	Citing relevant accounting literature under IFRS and US GAAP, please tell us how you accounted for your debt and equity interests in Ylopa and Amazonia, prior to the creation of Ternium. Please also tell us the dollar and percentage amounts of these interests in 2003, 2004, and 2005.

•	Citing relevant accounting literature under IFRS and U.S. GAAP, please tell us how you accounted for the conversion of the convertible loans into common stock in Amazonia in February 2005.

•	Please also tell us where you recognized the credit related to the $120.0 million debit recognized in investments in associated companies in 2005, as disclosed on page F-30.

•

Citing relevant accounting literature under IFRS and US GAAP, please tell us why you recognized a gain of $83.1 million in 2004 related to your associated companies. If this gain relates to Ylopa’s exercise of its option to convert the convertible debt it held in Amazonia, please tell us the basis for your accounting,

Ms. Tracey McKoy

Securities and Exchange Commission

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including why you recognized this gain in 2004, instead of in 2005.

•	Citing relevant accounting literature under IFRS and US GAAP, please tell us the basis for your accounting of the exchange of your holdings in Amazonia and Ylopa for shares of Ternium, including your consideration of paragraphs D11-D18 of SFAS 141.

•	Citing relevant accounting literature under IFRS and US GAAP, please tell us your basis for accounting for Ternium under the equity method of accounting, given that you only owned 15% of Ternium as of December 31, 2005.

•	Please tell us why the convertible debt instruments to Ylopa increased from $33.5 million to $122.0 from December 31, 2003 to December 31, 2004, as disclosed on page F-52, when there appear to be no cash outflows related to convertible loans to associated companies in 2004 on your statement of cash flows.

•	Please tell us the nature of Other balances of $42.4 million as of December 31, 2005, as disclosed on page F-51.

•	Please confirm that you recognized the dilution in your interests in Amazonia related to Amazonia’s capitalization of subordinated debt in 2003 under IFRS and US GAAP.

•	Using the IFRS and US GAAP financial information for Ternium and Amazonia, as provided in Ternium’s Form F-1 and 2005 Form 20-F, please show us how you calculated the net income and shareholders’ equity reconciling items in note 32 related to your equity investees for each period presented.

R:	The Company advises the Staff as follows:

•	Prior to the creation of Ternium in 2005, Tenaris’s equity interests in Ylopa and Amazonia were accounted for under the equity method of accounting following the provisions of IAS 28 under IFRS and APB 18 under US GAAP, as both interests were classified as investments in associated companies over which Tenaris had significant influence.

The dollar amounts and percentage of such equity interests reported under IFRS as of December 31, 2004 and 2003 were as follows (note that the Company had no equity interest in these entities as of December 31, 2005):

Ms. Tracey McKoy

Securities and Exchange Commission

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	2004		2003
	$ thousand	%	$ thousand	%
Amazonia	76,007	14.49%	23,500	14.49%
Ylopa	20,622	24.40%	19,500	24.40%

Accounting of the Ylopa convertible debt instrument

The Company’s accounting of the Ylopa convertible debt instrument under IFRS and US GAAP is explained below.

The Company acquired the Ylopa convertible debt instrument in 2003 in connection with the restructuring of Sidor and Amazonia’s financial debt. We respectfully direct the Staff’s attention to the information disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2003, on pages 37 and F-41. At that time, due to the poor economic and financial situation of Sidor and Amazonia, the Company’s reasonable expectation was to recover its investment in Ylopa through the collection of principal and interest in accordance with the terms of the instrument or through the sale of the conversion option, rather than through the conversion of the instrument into ordinary shares of Amazonia. In fact, at that time there were no clear indications that the conversion of the convertible debt into ordinary shares of Amazonia would take place at any time in the foreseeable future. At its inception, the Company treated this convertible debt security as a hybrid contract containing an embedded derivative (i.e., the option to convert the instrument into common stock of the issuer, at a time when there was no clear indication whether the company would capitalize or sell the option). As the Company believed at inception that the option had to be considered a derivative instrument itself under paragraph 6 of SFAS 133 and paragraph 9 of IAS 39, it concluded that it had to be separated from the host contract, and accounted for the debt instrument and the option separately. The debt instrument was accounted for at its amortized cost, with interest income being recognized through profit and loss in accordance with IAS 39 and ARB 43; while the embedded derivative was accounted for at its fair value (if any), with changes in fair value being recorded in the income statement in accordance with IAS 39 and SFAS 133. Because of the poor economic and financial situation of Sidor and Amazonia, as noted above, the fair value of the option to convert the debt into

Ms. Tracey McKoy

Securities and Exchange Commission

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shares embedded in the debt instrument at December 31, 2003, was determined to be zero.

Following a change in the economic environment for Sidor and Amazonia and their improved financial situation in late 2004 and early 2005, a majority of Ylopa’s shareholders (including Tenaris) exercised their option to convert their convertible debt instruments into shares of Amazonia in February 2005. The option was exercised on February 3, 2005, and closing of the conversion occurred on February 15, 2005 (in both cases, before the Company’s year-end financial statements were issued). As a result of Sidor and Amazonia’s improved situation, the fair value of the option changed and the Company recognized that improvement in its fair value as of December 31, 2004, which resulted in a gain in the income statement of $ 83.1 million. There was no change in the fair value of the option between December 2004 and February 2005. The Company’s annual report on Form 20-F for the year ended December 31, 2004 includes a detailed explanation of this transaction on pages 38, 39, F-29 and F-40.

The Company acknowledges the specific requirements established by US GAAP (in SFAS 133 and the Derivatives Implementation Group’s Issues) for recognizing an embedded derivative separately from its host contract, which require that the instrument must meet the net settlement criteria as defined by paragraphs 6 (c) and 9 of SFAS 133 (and related interpretations). In addition, the Company acknowledges that Ternium S.A., in its registration statement on Form F-1 filed on January 11, 2006, as amended, accounted its own Ylopa convertible debt security differently, stating that “Under US GAAP, this security is valued at its fair value at each balance sheet date with changes in value recorded directly in Other comprehensive income (“OCI”) as the Company considers this security to be an “available-for-sale” security as defined by SFAS No. 115.”

While the Company accounted for the embedded option separately on the basis explained above, it nonetheless analyzed the impact in its consolidated financial statements of treating the Ylopa convertible debt instrument following the criteria applied by Ternium, and concluded that:

(a)

This different approach would not have had any impact in the Company’s primary IFRS financial statements, as the Company recognized the changes in fair value of the available-for-sale financial instruments through profit or loss, following the

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Securities and Exchange Commission

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provisions of IAS 39 as described in footnote II.H on page F-13 to its consolidated financial statements.

(b)	Under either criterion, for US GAAP the Company would still have accounted for the asset at its fair value of $122 million. Accordingly, both total assets and shareholders’ equity would have remained unchanged under either approach.

(c)	Under US GAAP, earnings from changes in fair value of available-for-sale instruments are reported in the income for the period or under other comprehensive income, depending on whether they are realized or not. It should be noted that by the time the Company issued its IFRS consolidated financial statements reconciled to US GAAP (April 2005), the option to convert the debt instrument into shares of Amazonia was already exercised (February 2005) and, accordingly, fully realized at that time. Should the Company had accounted for the whole instrument as a single available-for-sale instrument, changes in fair value for $83 million would have been recorded in other comprehensive income at December 31, 2004 and released to income in February 2005.

(d)	In addition, the Company supplementally advises the Staff that it has evaluated the impact that, from a qualitative and quantitative perspective under the guidance in SAB 99, the application of a different approach would have had in its consolidated financial statements, and has concluded that the resulting difference would be immaterial. In completing this analysis, the Company notes that, while the $83 million difference represents approximately 9% and 4% of pre-tax income for the years 2004 and 2005, this difference would not have affected revenues or profit margins of the Company. Also, it is worth noting that the transaction and its accounting treatment were clearly disclosed in the notes to the Company’s consolidated financial statements. In addition, the Company’s business has significantly improved and changed due to recent acquisitions and revenue growth (for example, the Company’s pre-tax income for the nine-month period ended September 30, 2006 is already over $2 billion). Based on all the foregoing, the Company believes that in the light of all surrounding circumstances, it is not probable that the judgment of a reasonable person relying on the information would have changed or been influenced by this issue.

•	The Company accounted for the conversion of the Ylopa convertible debt instrument into common stock of Amazonia as an acquisition of

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Securities and Exchange Commission

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an additional equity interest in Amazonia in 2005, in accordance with IAS 28 under IFRS and APB 18 under US GAAP.

•	The credit related to the $120.0 million debit recognized in “Investments in associated companies” in 2005 is recognized in “Receivables – non current – convertible loans”.

•	As explained above, the US$ 83.1 gain recognized during 2004 represented the change in the fair value of conversion option embedded in the convertible debt security held by the Company.

•	The accounting for the exchange of Tenaris’s holdings in Amazonia and Ylopa for shares of Ternium was made in accordance with paragraph D-12 of SFAS 141, which addresses how to account for a transfer of assets or an exchange of shares between entities under common control.

Under IFRS no specific guidance for this type of transaction exists. Accordingly, the Company believes that entities should develop an accounting policy for transactions between entities under common control and apply it consistently. The Company elected to apply the predecessor’s cost basis and, as such, it recorded the Ternium shares it received at the carrying value in its records of its investments in Amazonia and Ylopa at the date of the exchange.

•	The Company accounted for its investment in Ternium under the equity method of accounting in accordance with IAS 28 under IFRS and APB 18 under US GAAP pursuant to which the Company would exert significant influence over this investee (even though its interest is below 20%), as shown by the following relevant facts and circumstances:

•	Both Tenaris and Ternium are under the common control of San Faustin NV;

•	Some of the directors in Ternium and Tenaris (four of them, including the chairman of each of Ternium and Tenaris) are the same;

•

Under the shareholders agreement by and between Tenaris and ISL (Ternium’s main shareholder), dated January 9, 2006, ISL is required to take actions within its power to cause, so long as Tenaris beneficially owns at least 5% of Ternium’s capital stock: (a) one of the members of Ternium’s board of directors to be nominated by Tenaris and (b) any director

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Securities and Exchange Commission

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nominated by Tenaris to be only removed or replaced from Ternium’s board of directors pursuant to previous written instructions of Tenaris;

•	As previously explained, the increase in the value of the Ylopa convertible debt instrument from December 31, 2003, to December 31, 2004, results mainly from changes in the fair value of the option to convert the Ylopa convertible debt into shares of Amazonia, conversion that effectively took place before the Company’s year-end financial statements were issued. The remaining portion corresponds to accrued interest. There were no cash outflows in connection with the Ylopa convertible debt during 2004.

•	“Other balances” of $42.4 million, as disclosed on page F-51, include a convertible debt instrument in Ternium for $40.4 million (see note 14 on page F-31). The remaining balance relates to a receivable that the Company had with Amazonia at that time.

•	The Company confirms to the Staff that it recognized, under both IFRS and US GAAP, the dilution in its interests in Amazonia as a result of Amazonia’s capitalization of subordinated debt.

•	The Company respectfully advises the Staff that it did not use the financial information for Amazonia, as provided in Ternium’s F-1, for purposes of accounting for Tenaris’s investment in Amazonia at December 31, 2004 and 2003, as such financial information was not available at the time the Tenaris financial statements for such periods were issued. Instead, the Company used the financial information provided to it by Amazonia’s management.

The Company supplementally advises the Staff that it is not possible to reconcile Amazonia’s financial information included in Ternium’s F-1 with the financial information provided to us by Amazonia’s management because of the different accounting criteria applied in Ternium’s financial statements (including, for example, application of IFRS 1 accommodations and accounting for convertible debt).

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has reconciled the shareholders’ equity reconciling item in note 32 related to its investment in Ternium at December 31, 2005, using the information included in Ternium’s 2005 Form 20-F:

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Securities and Exchange Commission

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Shareholders’ equity 2005

–	As per Ternium’s 20-F
	IFRS	1,842,454
	US GAAP	1,436,638

		(405,816)
	@ Tenaris share	15.0%

		(60,872)
–	As per Note 32 to Tenaris financial statements	(38,300)

	Difference (see explanation below)	(*) 22,572

	Breakdown of reconciling items as per Note 32 of Tenaris consolidated financial statements
	Equity in investments in associated companies	(34,362)
	Exchange of shares in investments in associated companies	(3,938)

	Total reconciling items related to investment in associated companies in note 32 on page F-58	(38,300)

	(*) Corresponds to the difference in the initial accounting for the exchange of shares of Amazonia and Ylopa for shares of Ternium, as explained in Note 28(d) on page F-49

Net Income

For purposes of calculating the reconciling item of net income of $10.5 million, the Company used Amazonia’s financial information for the period ending with the exchange of shares of Amazonia for shares of Ternium (September 9, 2005) and Ternium’s financial information for the period beginning on that date and ending on December 31, 2005. Accordingly, it is not possible for the Company to prepare such information with the information included in Ternium’s F-1 and 20-F Forms.

Note 30 — Cash flow disclosures, page F-53

21.	We note your disclosure of “interest paid net.” Please tell us the nature and the amounts of the items netted against interest paid. Please also tell us your consideration of the requirement in paragraph 31 of IAS 7 to disclose cash flows from interest received and paid separately.

R:

The following chart shows for all periods presented the amount of interest received that was netted against interest paid in the cash flow disclosure footnote. The Company advises the Staff that in future filings it will revise its disclosure to separately disclose in

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Securities and Exchange Commission

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the cash flow the amount of interest received and paid, as required by paragraph 31 of IAS 7.

	2005	2004	2003

Interest paid	44,544	27,696	27,019

Interest received	17,227	11,986	7,279

Interest paid, net	27,317	15,710	19,740

22.	We note that you included $13,500 of restricted bank deposits as part of your cash and cash equivalents balance on your balance sheet as of December 31, 2004, which represents 4.6% of your cash and cash equivalents balance. Citing relevant accounting literature, please tell us your basis for including this amount as part of cash and cash equivalents.

R:	The Company advises the Staff that the balance disclosed in note 30 under “Restricted bank deposits” represents cash and cash equivalent balances held by a subsidiary that are not available for general use by the Company or other subsidiaries, in accordance with paragraphs 48 and 49 of IAS 7. The Company believes that under IFRS, cash balances subject to restrictions should continue to be classified as cash and cash equivalents in the balance sheet, provided that appropriate disclosure of this circumstance is included either on the face of the balance sheet or in the notes. The Company supplementally advises the Staff that this restricted cash was classified as cash and cash equivalents in its cash flow statement.

Note 33 — Other Significant U.S. GAAP disclosure requirements, page F-61

23.	We note that under IFRS, your currency translation adjustment balance at December 31, 2005, was a debit balance of $59,743, as disclosed on page F-5. Under US GAAP, we note that this balance was a credit balance of $77,188, as disclosed on page F-62. Please tell us what gave rise to this difference and where you have reflected this difference in your reconciliation of IFRS shareholders’ equity to U.S. GAAP shareholders’ equity.

R:	The Company advises the Staff that the main difference in the cumulative translation adjustment under IFRS and U.S. GAAP

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Securities and Exchange Commission

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was generated prior to the creation of Tenaris. In fiscal year 2002, Tenaris’s parent company (Sidertubes) contributed to Tenaris the shares it held directly or indirectly in Siderca, Tamsa, Dalmine and Tenaris Global Services. Under IFRS, the Company accounted for the effect of exchange rate changes in foreign operations beginning from the date of the parent company’s contribution, while previous currency translation adjustments were recorded within retained earnings. Under U.S. GAAP, however, the financial statements were retroactively combined with those of Tenaris as Siderca, Dalmine, Tamsa and Tenaris Global Services were under common control of Sidertubes. Therefore, under U.S. GAAP, the Company recognized the cumulative translation adjustment generated previous to the date of the contribution. The cumulative translation adjustment under U.S. GAAP at December 31, 2001, amounted to $ 122,534 while it was zero under IFRS.

The remaining portion of the difference between the balance of cumulative translation adjustment under IFRS and U.S. GAAP was mainly generated during the year ended December 31, 2005, due to different basis between IFRS and U.S. GAAP in equity in investments in associated companies (see note 32 (2)) and in property, plant and equipment (see note 32 (8)).

* * * * *

If you have any questions relating to this letter (and its enclosures), please feel free to call me at (212) 558-4309. I may also be reached by facsimile at (212) 558-3588 and by e-mail at spinellinosedac@sullcrom.com. In my absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Carlos J. Spinelli-Noseda

(Enclosures)

cc:	Nili Shah
(Securities and Exchange Commission)

Ms. Tracey McKoy

Securities and Exchange Commission

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Carlos Condorelli
(Tenaris S.A.)

Daniel A. López Lado
Kenneth J. Blomster
Rodolfo G. Bosenberg
Carlos Martín Barbafina
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Bruchou, Fernández Madero, Lombardi & Mitrani)

Christina L. Padden, Esq.
(Sullivan & Cromwell LLP)

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Securities and Exchange Commission

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ANNEX A

Note B. Group accounting, (8) Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies

11.	We note your response to prior comment 91, as well as the disclosure provided in the footnotes with respect to the determination of Siderca’s measurement currency under IAS (and functional currency for US GAAP). Supplementally address for us your consideration of each of the economic factors set forth in paragraph 42 of SFAS 52. Provide us with a summary supporting your conclusion, taking into consideration all of these factors, plus any other factors you consider relevant in making your assessment. Your discussion should address the environment that existed prior to the devaluation of the Argentine peso, as well as address the changes that have been seen to date during FY 2002, and how these impact your determination of the measurement (or functional) currency. Refer to Appendix A to SFAS 52.

R:	The Company supplementally advises the Staff that its analysis of each of the economic factors set forth in paragraph 42 of SFAS 52 to determine Siderca’s functional currency is as follows:

•	Flows of funds: The flows of funds are principally stated in U.S. dollars.

•	Selling prices: Consistent with industry practice, selling prices are determined in U.S. dollars. Approximately 100% of sales in the domestic market and more than 80% of exports are billed in U.S. dollars.

•	Sales markets: 72% of Siderca’s sales are exports.

•	Costs: Raw materials and investments in fixed assets allocated to products cost through depreciation, representing approximately 60% of total costs, are U.S. dollar denominated. The remaining 40%, that is principally comprised of payroll and related costs, are denominated in local currency.

•	Financing: All of Siderca’s financing, whether obtained through financial institutions or from affiliates, is denominated in U.S. dollars. All excess funds from financings are invested in U.S. dollar-denominated securities.

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Securities and Exchange Commission

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•	Intercompany transactions and agreements: Most of Siderca’s exports are made through Tenaris Global Services, a subsidiary of Tenaris located in Uruguay with operations in Europe, America, Asia and Africa.

Based on the analysis detailed above, the Company has concluded that Siderca’s functional currency is the U.S. dollar.

In addition, the Company supplementally advises the Staff that the devaluation of the Argentine peso and the economic and political crisis in Argentina have not had an impact on any of the indicators considered above in the determination of Siderca’s functional currency.